Filed by Viisage Technology, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
               Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
The management of Viisage, Identix, and L-1 Investment Partners hosted a conference call with the investment community to discuss Viisage/Identix merger at 9:00 a.m. ET on Thursday, January 12, 2006.
Following is the final transcript of Viisage/Identix Merger Announcement Conference Call.

FINAL TRANSCRIPT
Thomson StreetEventsSM
VISG - Viisage/Identix Merger Announcement Conference Call
Event Date/Time: Jan. 12. 2006 / 9:00AM ET

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
C O R P O R A T E   P A R T I C I P A N T S

Lauren Levine
Financial Dynamics - IR
Bob LaPenta
Viisage Technology Inc. - Chairman
Joe Atick
Identix - President & CEO
Bernard Bailey
Viisage Technology Inc. - President & CEO
CONFERENCE CALL PARTICIPANTS

Paul Coster
JPMorgan - Analyst
Jeff Kessler
Lehman Brothers - Analyst
Chris Donaghey
SunTrust Robinson Humphrey - Analyst
David Gremmels
Thomas Weisel Partners - Analyst
Tim Quillin
Stephens, Inc. - Analyst
Brian Gesuale
Raymond James - Analyst
Josh Jabs
Roth Capital - Analyst
Jay Meyer
(Indiscernible) Equity Research - Analyst
Dick Ryan
Feltl - Analyst
Amy Na
JPMorgan - Analyst
Keith LaRose
Bradley, Foster & Sargent - Analyst
P R E S E N T A T I O N
Operator
Good day, ladies and gentlemen. Welcome to the Viisage/Identix merger announcement conference call. My name is Jackie and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS). I would now like to turn the presentation over to your host for today’s conference, Miss Lauren Levine from Financial Dynamics. You may go ahead.

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Lauren Levine - Financial Dynamics - IR
Good morning, everybody and thank you for joining us to discuss the merger between Viisage and Identix, which was announced earlier this morning. Joining today from Stamford, Connecticut are Mr. Bob LaPenta, Chairman of Viisage and Chairman, CEO and Founder of L-1 Investment Partners; Bernard Bailey, President and CEO of Viisage and Dr. Joseph Atick, President and CEO of Identix.
Statements that are representative of L-1, Viisage and Identix made on this call that are not historical facts are accurate as of today’s press release and conference call, January 12, 2006. These comments may be considered to be forward-looking statements that involve risks and uncertainties. You should refer to risk factors in the documents filed with the Securities and Exchange Commission for each company, including the 8-K filed related to today’s announcement.
L-1, Viisage and Identix undertake no obligation to publicly release any revision to any forward-looking statement made today or otherwise update or supplement statements made on this call. I will now turn the call over to Mr. Bob LaPenta. Bob, please go ahead.
Bob LaPenta - Viisage Technology Inc. - Chairman
Good morning, everyone. Thanks for joining us. We are in Stamford, Connecticut and we’d like to take you through and give you some color on this exciting transaction that we were able to get our Boards to unanimously approve yesterday. I assume everybody has read the press release and you’re familiar with some of the terms. So I will quickly summarize those, go through some of the, I think, important issues concerning the transaction and then we will open it up for questions because I am sure you people have a lot of questions.
This morning we announced a stock-to-stock merger. The consideration is 0.73 shares of Viisage common stock for each Identix share and that is a fixed exchange rate and it will not change. The resulting ownership will be 41% Viisage, 59% the existing Identix shareholders and the valuation is approximately 770 million.
The initial Board will be composed of 12 members with seven of them being appointed by the Viisage and 5 by Identix. Our corporate headquarters will be in Stamford and I will become the Chairman and CEO of the new entity. Joe Atick will become the Vice Chairman, Chief Strategic Officer. Bernard Bailey will remain the CEO of the Document Solution division and we, over the next 90 to 120 days, will resolve his ultimate position in the company once the acquisition is concluded. This requires the approval of Viisage and Identix shareholders and Hart-Scott-Rodino review. We expect the transaction to close sometime in the second quarter of 2006.
Now many of you know when I got involved in the industry about nine months ago I guess, my vision was that this was a space littered with literally hundreds of players, a lot of technology, not a lot of management frankly and not any infrastructure really to take these companies to the next level. So when I looked at the landscape, to me, it looked very much like the aerospace and defense landscape 30 years ago. A tremendous amount of entrepreneurial companies with a lot of technology, a good product but no way to go to the next level.
So my vision was to invest in a platform, a platform that had good infrastructure, good product presence, good marketing capability and good management and then use that platform to build a multi-modality biometric company with end-to-end solutions in the identity space. And I think this transaction today takes us a long way to accomplishing that vision.
As you know, I invested $100 million in Viisage, a great company with good management. Bernard Bailey has done a wonderful job positioning that company as an end-to-end solution provider. What Viisage needed really was a stronger participation in the fingerprint space and we all know that that space comprises about 70% of what the biometrics industry is today and fingerprints will command the majority of that space for the foreseeable future. So what this transaction does, it brings together

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
two leaders in their respective fields and gives us a total end-to-end solution from document authentication right through the credentialing process.
It is just a great combination and I have got a chart that basically goes through each of the required capabilities within the space and this combination fills every one of the boxes. And I believe really positions us as the number one company in the space, a space that will grow and we have all seen the forecast and we all know what forecasts are. But just about every forecast, Frost & Sullivan to IBG, says it will grow in excess of 40% CAGR a year.
So what we have now is a combination that creates a solid platform to build the biometrics identity solution industry leader. We participate in a large, high-growth addressable market. We have world-class technology. We have a comprehensive product suite through multi-modal solution capability. We have a strong IP and large proprietary database portfolio, significant installed base. We have large scale and I believe we’re the largest player in the space right now. On a pro forma 12 month basis, we are going to have revenues of $220 million and with some synergies, we will have EBITDA of over $40 million. We have a strong management team. We’ll talk a little bit more about that later. But we are very excited about the way this has all come together.
Now if you look at the space and this is from Frost & Sullivan, 2004, the total market availability was 1.1 billion. That is forecasted to grow to about 3.5 billion or about a 33% CAGR. That’s recently been updated to over 40% and I think the 2010 numbers over 4.5, approaching $5 billion. And if you look at the segments of the market, you have got AFIS at 35%; you have got non-AFIS, which are really the product, the LifeScan type products within the market represents about 26%, facial recognition 17% and iris 10%. And then you’ve got some minor players in hand, voice and signature. With this combination we can address 80% of that market and we have a significant position in every one of those areas. This combination enables us to be well-positioned to participate in some of the largest initiatives that are now coming to fruition.
We have all been waiting for years for programs like US-VISIT, Registered Traveler and TWIP, the Trusted Worker Identification Program, the Visa Waiver Program, [HSPC 12], the REAL ID Act. This combination makes us a prime player in these programs. Both of these companies are performing currently on the DoD TAC program, which really is the TWIP for the government, for the DoD. So we are well-positioned already to participate. And these programs are large.
The REAL ID Act opportunity is over $1 billion. The Transportation Worker Program over 250 million. Registered Traveler, I have got a number 200 million here but really this is a program that is worth $400 to $500 million annually. Criminal background checks with our IBT and their ILS division. We are a prime player in a $2 billion market. In the Worldwide Border Management Program, U.S. passports where Viisage is sole source, $200 million opportunity, US-VISIT, 500 to a billion. So the market is large and we are a prime player in that market.
So if you just take a look at some of the areas that we have and where we feel we have strong capability, it is in document authentication, integrated identity evaluation and proofing, document production and passports and licenses. Between those two documents, Viisage produces over 35 million documents a year, a very, very impressive capability. We have an extensive installed base. We are going to be a prime player in facial recognition. Both companies are the leaders in that space. We’re going to be positioned well in access control real-time surveillance.
Identix, big player. Facial geometry, skin texture analysis, really an advanced capability in the facial space and their IBIS and AFIS capability I think will position us at the very top tier in both of those areas. They have great imaging technology and we all know about their fingerprint services business.
So if you look at the key areas in the space, LifeScan we have it. Full hand geometry we have it. Mobile ID, which is an exciting market that we didn’t talk to as far as potential but we think is large, we are the leader. AFIS, we are the leader. AFIS, we are currently in qual testing on this now and hopefully we’ll have a tier one piece of software within the next six months.
We are big in biometric data mining; facial recognition I talked about and I believe we’re the biggest player right now in credentialing and a new model, which I think is really exciting, pay per click. I talked about the fact that we will be a $220 million

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
plus company with 40 million plus in EBITDA. We all know that up to now, aside from Cogen, profit has been a word that has not been connected with this space. But we are going to create a new paradigm. This is going to be a well-managed company.
We are going to forecast very conservatively and we are going to hit our numbers. So I think we are going to create a whole new paradigm in that area also.
So to summarize, I think what we have here is a large, fast-growing company in a global market addressing markets international, DoD, the commercial space, the municipal space and I also think we have a major commercial opportunity in the wireless, in the healthcare and in the banking industry. So we have got end-to-end products, a robust, flexible technology program, an experienced proven management team, great revenue and cost synergies and enhanced firepower to continue our strategy.
I know some of you are going to ask, okay, what is next? Well, we are going to make sure that we get this together right. Everybody is committed to do that. But we are looking at IRIS and we have some other opportunities that we would be looking to. But this — when we started, Bernard and I and Joe, really we were all on the same page. We all felt that there needed to be a player that had all of the modalities and the ability to integrate them and we are really happy we were able to accomplish that with this transaction.
So with that, we will open it up for questions. I am sure you have a lot and we are all here prepared to answer them.
QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS). Paul Coster, JPMorgan.
Paul Coster - JPMorgan - Analyst
It sounds very exciting. I have got a few quick questions. First of all Bob, would you be kind enough to share with us a little bit of granularity around $200 million revenue target? Is it organic? Is it acquired? Can you break it down in anyway? And then secondly on the EBITDA from — I think Identix has obviously been closing in on EBITDA profitability and I believe Viisage showed exiting a year in which EBITDA is approximating 10% margin. But I think this is calling for closer to 20%. How are you going to get there? Clearly there is going to be some pretty dramatic synergies falling out of this. Thank you.
Bob LaPenta - Viisage Technology Inc. - Chairman
Thanks very much. Let me give you a little more color on that. The guidance out on the street relative to Viisage subsequent to the IBT acquisition, right now for calendar ‘06 is about $110 million in sales and EBITDA approaching $20 million. That factors in somewhere between $30 and $35 million for IBT. So you can consider that to be acquired. But relative to Viisage, we haven’t announced our fourth-quarter numbers yet so I can’t really talk too much about that. But suffice it to say, that I’m comfortable with the guidance that is out on the street. So if you assume that we are somewhere in the $64, $65 million range this year, we issued guidance that said we were going to grow 20% next year. So we are going to be in the $75 million plus next year. So that is how we get the Viisage number.
Joe and Identix are currently running at about a $20 to $23 million clip. Here, we have got a little bit of a — not a disconnect, but they are on a fiscal year. So really what you have to do is cut and paste a little bit. So if you take the first six months of this year, this year being ‘06, we think comfortably they are going to be in the $55 million range. Then if you just, without assuming any growth at all in the second half of the year, you get to a number of 110 million for them, which represents about a 20% growth year-over-year on a comparative basis.

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
As you mentioned, they were getting close to profitability. I think the EBITDA guidance for them next year is somewhere in the $10 million range and for next year, that would kind of be like fiscal ‘07 for them ended June ‘07. So what we have done is we have stubbed the quarters and with some synergies, we believe we can get that number well in excess of $20 million on a 12 month run rate.
And in the ‘07 period, we see the synergies really coming together, the acceleration in the marketplace and we think this company conservatively should be able to grow organically without any additional acquisition to 20% plus clip.
Paul Coster - JPMorgan - Analyst
Thank you.
Operator
Jeff Kessler, Lehman Brothers.
Jeff Kessler - Lehman Brothers - Analyst
First, Bob, Joe Campbell says hello.
Bob LaPenta - Viisage Technology Inc. - Chairman
Say hello back.
Jeff Kessler - Lehman Brothers - Analyst
On the facial - integrating the facial side, I realize this may be more of a technical question but both Viisage and Identix have different algorithms that they use for facial recognition. Can you talk a little bit about how you are going to put the two facial recognition businesses together so that it speaks with one voice when you’re going out for contract negotiations?
Bob LaPenta - Viisage Technology Inc. - Chairman
Absolutely. I am going to let Joe handle that but suffice it to say, both of the companies are very excited about their respective technologies and our ability to take the best of breed from both and bring them forward. But I’m going to let Joe answer the technical aspects of that.
Joe Atick - Identix - President & CEO
And Jeff, I share Bob’s excitement not just to the deal but from a technology point of view. If you look at the complimentarity in the algorithm base that Viisage has and the base that Identix has, I will predict to you that we will be able to, in a very rapid or short period of time, bring forth to the market a technology that has the accuracy that the market is expecting from the leaders of this industry. But more importantly, a new dimension is going to emerge, which is the speed by which the matching of the facial technology is going to take place.
We find synergies between the algorithm that they have and our algorithm, so much so that we think in order of magnitude improvement in speed, if not higher, can be realized. And as a result, you’re going to enter into the market with the ability to

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
go after huge, large-scale systems at a tenth of the cost that you used to have today. So that is a significant competitive advantage in the marketplace.
Jeff Kessler - Lehman Brothers - Analyst
That may be one of the ways that you folks are thinking of saving some money when you actually go to market in a year or so. Another question for my [orab] friends out there is obviously you have mentioned the timing in a general sense. Can you get a little more specific with regard to what regulatory hurdles outside of Hart-Scott-Rodino do you have to deal with? Are there any hang ups that you can foresee with regard to maybe one of your competitors perhaps in the LifeScan area yelling and screaming that you’re taking to much of the market, stuff like that? Are there any things that you can see hanging this deal up or causing you to go on longer than the time frame that you have given?
Bob LaPenta - Viisage Technology Inc. - Chairman
Well, there is Hart-Scott-Rodino. But relative to the competition and their positions, we know Cross Match has a significant part of the market. I don’t know how happy they are going to be about it but really they share a significant part of the market. I don’t know how happy Digimarc is going to be about it or even Cogen. But I don’t foresee any major antitrust issues or any issues like that. So I think we are going to file. We are going to go for shareholder approval. We’ll file with the SEC. That is a process that takes maybe a month and we’ll go out for shareholder approval in another month, month and a half and we’re hoping to get it done without too many complications by some time during the second quarter.
This is a great thing for the industry. I think when you look at what we have created here, I think it is going to raise the profile. I think it is going to give customers confidence that they are real businesses, real players, real management in the space and I think you’re going to start to see programs now move forward because there is a player that can actually go to them with a solution, with a strong financial posture. We are going to have over $100 million in cash. We have no debt. And we are a real player and that is lacking in this space. Bernard I think wants to add something to that.
Bernard Bailey - Viisage Technology Inc. - President & CEO
Yes, Jeff, I think it is extremely important to kind of amplify a little bit of what Bob was just touching on. And that is at the end of the day, this is all about the customer. And I think what, from our perspective, really makes this merger so exciting is it’s exactly what our customers have been telling us that they want to see. For the past three years, we have been embarked on a path that is all about creating solutions for our customers. And that is not a buzzword. That is about the ability to take IP and products and integrate them into a services portfolio that will really create a much more robust solution for the customer.
What is really exciting to me and to Viisage and I think to our shareholders but most importantly to our customers is the fact that this really accelerates the growth of both of these companies from a solution perspective to our customers. Because what we really bring is a core capability around services as well as solutions. What is really exciting about what is brought together from Identix is their product capability. And what this really does is excite the total solution capability for our customers going forward. And that is why I think we are especially excited because this is what customers have been telling me they wanted to see.
Jeff Kessler - Lehman Brothers - Analyst
Thank you very much, guys.

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Operator
Chris Donaghey, SunTrust Robinson Humphrey.
Chris Donaghey - SunTrust Robinson Humphrey - Analyst
Good morning, guys. Bob, I just wanted to get some clarification on some of the future outlook that you were talking about. Did you say that you are in the process that Identix AFIS product is at NIST right now and will be available on the market in six months and therefore you’ll be having a market that is going head-to-head with Cogent?
Joe Atick - Identix - President & CEO
Chris, this is Joseph. As you know, we have been developing the AFIS capability, which is a multi-biometric platform capability that has face, finger and other modalities. So it is not difficult for somebody to imagine how this can extend into some very valuable markets. I think in due time, we would like to be able to bring to you and the marketplace some new capabilities that I think are very needed and would be exciting. I would rather not comment in detail about our roadmap right now.
Chris Donaghey - SunTrust Robinson Humphrey - Analyst
Thanks. That’s all I had.
Operator
David Gremmels, Thomas Weisel Partners.
David Gremmels - Thomas Weisel Partners - Analyst
Bob, in the past, you have talked about Phase I and Phase II of your acquisition plan and it looks like you have moved into Phase II a little sooner than expected. Is that a fair statement and if it is, what accelerated your pursuit of larger acquisitions here?
Bob LaPenta - Viisage Technology Inc. - Chairman
Well, this really is a Phase I. And Bernard — when we first made the investment in Viisage — Joe and I have been talking now for six months also — but just prior to making the investment I said, Bernard, if we were able to make a combination with Viisage, how would you feel about that? He goes, it would be unbelievable, unbelievable. And that I think was what five months ago.
Bernard Bailey - Viisage Technology Inc. - President & CEO
Exactly, Bob.
Bob LaPenta - Viisage Technology Inc. - Chairman
So we put together a roadmap, Bernard and I, and we said there’s Phase I. Phase I was getting this company to where we felt it should be with multiple modalities and the ability to integrate them. So our Phase I was getting the products, getting the position in fingerprints, getting a position in IRIS, which we are currently working on and the IBT thing I think just created for us a great opportunity to put all this together in what I think really — a lot of people talk about the commercial market being a

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
big market. The service business, the pay per click really is one of the more exciting aspects for me. And I think that has potential that is very, very large.
Registered Traveler and TWIP, if you look at TWIP, there are 8 million workers out there that have to be vetted and credentialed. We are in a very strong position there. If that happens, you are talking about creating a business of a couple hundred million dollars a year and that is recurring revenue as these workers continue to be vetted and credentialed. So very exciting.
But to get back to your point, so the Phase I was let’s get this — and Joe — the nice thing about this is everybody — every real player or person that understands this space has the same vision. Now it is a question of executing and that is always the key. And I think this management team here is particularly strong. I have got to tell you, I was most encouraged with the interaction of everyone, from Bernard, to Joe, to the technology guys, to the financial people. Everybody believes this is a great combination and everybody is going to work to really make it happen.
But Phase II is — so Phase I, we put the modalities together. We get the companies together. We eliminate some of the inefficiencies in this space and we get bulk and we get marketing and credibility. And then Phase II is there were some very nice companies out there, which I won’t mention, that have good sales and they have very strong earnings, IP portfolios that are very, very attractive. So this puts us in position down the road to now take a look at those companies and pursue some opportunities with them.
Now in the future we will not be looking to use our stock because now we’re going to start building an earnings base and we’re going to be able to do some leverage and hopefully like many of the models that I have participated in before, we will use cash. We will be very frugal with our stock and then we will lever the balance sheet. Hopefully the market will realize and reward us for some of the good things we’re doing and at the appropriate time, we will delever either by internal cash flow or by selling a few shares going forward.
This is the last big stock transaction you are going to see because now we’re going to start generating earnings and be able to use that to create some leverage.
David Gremmels - Thomas Weisel Partners - Analyst
That’s helpful. Thanks. You talked about Registered Traveler and TWIP and a large number of these new program opportunities that are out there. Do any of these specifically require both fingerprint and face in the credentials? In other words, are you now positioned — are you better positioned to go after the cause of the combination because of the technology portfolio more so than just having some critical mass here?
Bernard Bailey - Viisage Technology Inc. - President & CEO
David, this is Bernard. If I could answer that. I am glad you pointed that out. I’m just reiterating a little bit on what Bob said. We have always said, for the past two years, that we needed to improve our biometrics portfolio and fingerprint was the key area we had to get into. The best property in that without a doubt was Identix and their capabilities. So putting these two together was critical. But again, it goes back to the fact that why was that critical? It’s because that is what customers want us to do. And if you look at where this industry is going, it’s really going to the convergence of a multi-modal biometric, which Identix brings a tremendous capability there.
Joseph has already talked about how combining our two face recognition technologies together gives us a clear leadership. Why is that important? Because customers have asked us to advance that technology as quickly as possible because they see the potential in it. And then all of this goes to what we have talked about for three years now and that is the idea that it is about answering three questions. And that starts with the validation of the credential. Then it goes to the tying to the database and

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
then it finally ends up with tying it to the individual, which is the biometrics. This is what every program is converging towards and that is why we are especially powerful now in being able to address this in the marketplace.
David Gremmels - Thomas Weisel Partners - Analyst
Our wins of any of these bigger opportunities factored into that $220 million guidance.
Bob LaPenta - Viisage Technology Inc. - Chairman
No. The nice thing about it is contrary to holding your breath, waiting and hoping, we have been very conservative and really there are no major wins factored into our number. So they represent upside and if they happen great and if they don’t, we will be profitable and we will grow very healthy, organically anyway.
David Gremmels - Thomas Weisel Partners - Analyst
Excellent. My last question, when do you expect the combined company to achieve GAAP profitability?
Bob LaPenta - Viisage Technology Inc. - Chairman
I think we’ll achieve GAAP profitability on a bottom-line basis in the second half of next year.
Operator
Tim Quillin, Stephens, Inc.
Tim Quillin - Stephens, Inc. - Analyst
Congratulations. With some of these large programs, is it either the intent now or the future intent to pursue those as a prime contractor and if so, do you need to add some systems integration capabilities to the company?
Bob LaPenta - Viisage Technology Inc. - Chairman
We have a lot of partnership capabilities. I think the nice thing about what we have done here is we have a great relationship with Lockheed. We have a good relationship with Unisys. We have a good relationship with L-3 and some of the other companies, IBM and GE. So what we’re going to do is form partnerships and who should be prime will be determined on a program-by-program basis. It is interesting to note at IBT in the HAZMAT program, IBT, which is a company with not a lot of employees, a great business model, subcontracted a lot of the administrative tracking and the database types stuff. We own the software. But we are prime on that and Lockheed is our sub. So you end up with some strange structures. But again, we’re going to pick the best teams and whether it is a team, we are prime or sub, we really don’t care.
Joe Atick - Identix - President & CEO
Let me add a little bit to that to what Bob said, Tim. We see an interesting phenomenon happening in the industry right now, which is some of the biometric companies like Identix and IBT are stepping up and taking on the prime role and subcontracting like we have done for example in some of the projects that we have done at the State Department, or SAIC some of the labor. The reason you are seeing this phenomenon is because it is about risk management. We know the biometric space like nobody

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FINAL TRANSCRIPT

Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
else does and so we can go into a program and the customer wants to hear that comfort and commitment from the people who understand the space at that level. And so we’re able to go in faster than anyone else and take on these programs. It doesn’t mean that we are not — we were taking business away from some of these system integrators. We will be giving them business when it is important for them to participate and when it makes sense them to participate. But is a phenomenon that we’re seeing in a lot of places where the Viisages of the world, the Identixes of the world and IBTs are becoming primes and the big system integrators are being subs.
Tim Quillin - Stephens, Inc. - Analyst
Thanks. Can you talk a little bit more about the potential synergies you see in the structure and organization of the company and also how you might flush out your management team in Stamford as well?
Bob LaPenta - Viisage Technology Inc. - Chairman
Yes. And first, let me just say and I am just sitting here. When someone asked the question about profitability, I hope I said the second half of this year. I’m not sure whether I calibrated ‘06 yet. The second half of this year, this company should be GAAP profitable.
Anyway, let’s talk about structure. The company, you know the way I like to operate is based on my legacy at L-3 and before that, Loral. And Bernard Schwartz was my great mentor in showing me how to do this was you get people and you acquire companies that are synergistic, whether it is horizontal or vertical. You put good managers in place and you let them go run their company. And we participate in the strategic decisions and the — we approve bids and we approve hires over a certain level and we monitor program performance. We are very, very astute financially, operationally and from a marketing perspective.
So in this combination, I see a model like that. So we are going to have the legacy. Identix, we’re going to have the legacy Viisage and then we’re going to have a service business. So they are going to operate as three separate subsidiaries or divisions if you will and each of those will have a division president and then at corporate, you have read that Joe is going to be Vice Chairman. Bernard initially is going to be the — you’re going to continue as CEO of what is Viisage now and then as we he go through this process, we’ll rationalize that he’s going to help me put together some of these things, special projects, things of that nature and we will get that right before this is concluded. And we have an individual in mind that maybe ultimately runs what is Viisage now.
At corporate in Stamford, I will be the CEO. I have got partners that were my partners at L-1, which will now take on roles, direct roles in this company. Jim DePalma, a former partner with PW for about 20 years, very experienced in M&A at Westinghouse and CBS and Viacom, is going to take over as CFO. Very capable guy that I’ve known more years than I care to admit. [Joe Parisi] was a guy that ran my EDS business, the bomb detection business, at L-3, very smart, marketing, well-connected politically, great engineer. He will really provide the glue.
I think there is a lot of synergy in Washington. We will look at taking the best of the best and creating a single office in Washington. Jim Moore is going to run what is now Identix. He is currently the COO, very strong guy. So for a deal this big, I think the management issues and putting people in the right slots is pretty well laid out. At corporate, [Donnie Fordyce], as most of you I think may have already been working, she was my head coordinator honcho in fundraising. Well she has got great capability in shareholder relations and PR and she is going to have a bunch of roles. But she will be taking on that role. So we have got a great team and we will fill in the blanks and I see obviously synergies in the service business where we look to combine those operations. In IA, we may look to move that over into the Identix spot. So really you’re going to have a solution provider. You’re going to have drivers license, passports. You going to have a service business and then you’re going to have a product/software provider.
So it really separates out pretty well and I think the opportunities here for synergy are very very large.

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FINAL TRANSCRIPT

Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Tim Quillin - Stephens, Inc. - Analyst
And is L-1 being dissolved then?
Bob LaPenta - Viisage Technology Inc. - Chairman
No. L-1 is going to remain in place. We are going to concentrate our efforts on this opportunity, getting it right, growing the company, getting into Phase II, executing that. So there is no need to dissolve it. It provided for this kind of thing to happen. So that is what we’re doing.
Tim Quillin - Stephens, Inc. - Analyst
How do you provide for in both your role at L-1 and the new combined company? What acquisition might fit best and how do you to right by both constituencies?
Bob LaPenta - Viisage Technology Inc. - Chairman
As you know, we raised about $120 million and we have basically stopped our fundraising effort about three or four months ago to make sure that we were getting the Viisage thing right and we were doing it and our investors know when they invested with us really what we were looking to do. So in fact during the process, they would say to us well am I investing in a fund or am I investing in a company? So it is kind of what they were expecting to happen. So they are happy with their investment in the fund and somewhere down the road, when we have no timetable and really no end game in mind, when things are rationalized, they will get a great return on their investment. So we have suspended our fundraising operations now to really concentrate full time on this.
Tim Quillin - Stephens, Inc. - Analyst
And lastly, what will be the name of the new combined company?
Bob LaPenta - Viisage Technology Inc. - Chairman
There have been a lot of suggestions. We are going to decide on that relatively quickly but there are some interesting combinations and we will come up with one pretty soon.
Tim Quillin - Stephens, Inc. - Analyst
Thanks, gentlemen.
Operator
Brian Gesuale, Raymond James.
Brian Gesuale - Raymond James - Analyst
Good morning, everyone. Congratulations on the transaction.

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FINAL TRANSCRIPT

Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Bob LaPenta - Viisage Technology Inc. - Chairman
Thank you.
Brian Gesuale - Raymond James - Analyst
Wondering just kind of digging back into the revenue streams of the business and you have talked about it a lot. It looks to me like the offering is going to be quite broad. Any chance to kind of segment what that market will look like from the combined company standpoint, from state and local, federal and commercial opportunity or maybe hardware/software and services and really just take on from a product level development of that revenue base?
Bob LaPenta - Viisage Technology Inc. - Chairman
Yes, I am going to have both Joe and Bernard take you through that in a little more detail.
Joe Atick - Identix - President & CEO
Brian, from the perspective of the different segments, as you know, we have been saying that the market today for biometrics and identity solution continues to be primarily driven by government and government-related entities. Whether they are civil programs or law enforcement programs, the National ID Program, registration — voter registration. I think we continue to be in this space for the next several years, maybe next two years where this market will be dominated by those programs.
The good news is both Viisage and Identix have had their businesses focused on this market segment that is happening now that is growing and we can consolidate into a better position together. But we have not ignored what we perceive as the next wave of adoption in this marketplace, which is going to be the enterprise and especially the regulated industries. Bob talked about some of the programs you have seen in the transportation industry. TWIP being one of them and Registered Traveler being another. Those programs, while their potential might be significant down the line, they are already beginning to show the type of demands on the type of solution that you’re going to need to offer.
I will add to that the healthcare. Identix has had a very strong attraction in healthcare through creating the channels that we have had with our partner, Centillion, into this marketplace. So I would say the breadth of this technology offering that we have today, while focused, while focused at the governmental agencies, it is evolving to address the emerging markets, which are the regulated industries. I would not be surprised to see this company operating and offering solutions into the consumer market.
I see biometrics and we all at this table today share this vision that biometrics are not limited to just governmental programs. They’re going to be in everybody’s life and aspect of everybody’s life over a certain period of time. But what is great about this model that we have all got to be embracing is that we leverage ourselves into the markets that have emission mandated money today, be profitable and then keep growing into the next layer of the onion as we go forward.
So I think you will see very interesting coverage but the breadth is leveraged from a core set of components that can be addressing a large number of markets. So you’re not going to get that type of industry where you have to develop a huge number of solutions based on unique custom-made applications.
Bob LaPenta - Viisage Technology Inc. - Chairman
Bernard, you want to add to that?

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Bernard Bailey - Viisage Technology Inc. - President & CEO
No. I think it was articulated pretty well there by Joseph and what is really exciting is the fact that it really does give us the opportunity to get into a lot of markets and expand where we are. One of the things that was really appealing to us in bringing our two companies together is the fact that there is tremendous complementary relationships relative to our customer sets in terms of their real focus in law enforcement. We have a strong focus on the drivers’ license side. We have a strong focus in the Department of State and so they really come together very well. And where we are together in customers, we are providing different types of solutions to those customers. So being able to provide more and more to each customer is what our customers have told us they wanted and this is what it allows us to do.
Brian Gesuale - Raymond James - Analyst
That’s great. One quick follow-up maybe for Bob. Bob, you’ve seen market forecasts for decades now and you kind of mentioned the Frost & Sullivan and a 40% rate of growth for the market. It looks like you have this company kind of set some expectations for 20 to 25% organic growth. It seems like you have all the components there to grow at the industry rate or even better. Given that’s a conservative number, do you think maybe the industry growth rate maybe isn’t quite as fast but is still very fast? Maybe just add some color about how you think about the broader market?
Bob LaPenta - Viisage Technology Inc. - Chairman
For those of you that no me, I think dating back to Loral, you are familiar with the fact that I don’t think I have missed an earnings forecast in a lot of years. In fact, ever. And I think one thing you know — everybody in these companies works very hard and equity is important not only to the growth of the company but for the people. You accumulate wealth by equity. A salary pays the bills. You pay a lot of income tax. So equity is the lifeblood in my view of a company and its success. And in that respect, I think you have got to respect Wall Street and the number one edict is don’t miss your earnings. So because that destroys everything. Everybody is working hard and it destroys the whole effort.
So everybody has been expecting the market to grow at 40 to 45%. I mean there are companies out there that went public. They have enormous market caps. I won’t mention them but they’ve got 10 million in sales and 5 million in sales and they are losing 20 million and 10 million and everybody is waiting for the big bucket of gold at the end of the rainbow. So I would rather be conservative. I would rather — like I said, we are saying that we can grow 20% plus without putting any big dollars in there for these big programs, which are big components of a lot of the growth in the industry. If we are successful in getting a position on those programs the number could go up. But I would rather establish a model — when we were at L-3, our motto was 10% organic and 10% through acquisition. And over eight years, we grew at 35% a year. So I am very happy with 20% as our model.
Brian Gesuale - Raymond James - Analyst
Great. That’s very helpful.
Operator
Josh Jabs, Roth Capital.
Josh Jabs - Roth Capital - Analyst
My questions have all been answered at this time. Thank you.

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FINAL TRANSCRIPT

Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Bob LaPenta - Viisage Technology Inc. - Chairman
Thanks, Josh.
Operator
[Jay Meyer], (indiscernible) Equity Research.
Jay Meyer - (Indiscernible) Equity Research - Analyst
Thank you. I need a little bit of clarification on where you think your competitors are going to come from. It seems to me that you guys are putting together a total solution like this, you are going to be competing against the system integrators rather than working with them. I mean do you really think that Lockheed and Northrop Grumman are going to sit around and let you guys step in front of them? Could you address that concern?
Bernard Bailey - Viisage Technology Inc. - President & CEO
Yes, Jay, this is Bernard. I would like to address that. We have made it very, very clear from the beginning that we are not about being an integrator. One of the real strengths of our company is, and our combined companies, and I think Joseph would say for Identix also, is our ability to work with the integrator community. Joseph mentioned it and what he was saying was that if you look at that marketplace, what that marketplace has done is it has [consolidated] to the mega integrators. That is the way that programs get released into the marketplace.
A perfect example of that is let’s take US-VISIT. Okay? Is that prime contractor, alright. They are the company that is overseeing that. Underneath them are three other very major prime contractors into that marketplace. Certainly we never see ourselves displacing them. Our strategy from the beginning has been to work and work with them in a very complementary way. What we do is we now provide a very concentrated expertise around the identity solution capability from an end-to-end aspect. That is just one aspect of all of these programs when you look at US-VISIT and TWIP and these other programs. So that is what we are going to be able to do. We are not a systems integrator. We are a solution provider. What we provide is the IP and the specialized services and capabilities around being able to make that identity and biometrics IP really provide tremendous value on that area of the program for the customer.
Jay Meyer - (Indiscernible) Equity Research - Analyst
That’s fine. But let me ask the question from another direction then. Outside of AFIS capabilities and potentially some other fill in the gap type of biometric applications and potentially very large database administration applications, what applications does your total system solution miss that the integrators could provide? Hello?
Bob LaPenta - Viisage Technology Inc. - Chairman
If you take US-VISIT again, Accenture is a pretty big company and a system integrator and there are solutions within that program that go beyond just the products, right, the readers and the document authentication. It is a program that requires many, many subcontractors. And what we are saying is we are a turnkey solution within the biometrics space and the document authentication space. That fits within an overall security solution that the prime is maybe looking to offer. So we would look to work with Northrop. We have a good relationship with them and Lockheed you know is run by my good (inaudible) [Stevens] and Unisys. So we would go to them and say look, how could we work with you to enable you to provide a total solution on these programs.

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Bernard Bailey - Viisage Technology Inc. - President & CEO
And I think another real-life case of that is if you look at the DoD CAC program where EDS is the prime there. Today Identix is playing on that; Viisage is playing on that program. But we are a relatively smaller part of that program. There’s a need for program management; there’s a need for back-end database integration work. There is a whole bunch of things that go on that we are not the experts in and we would love to partner obviously underneath these prime contractors in that way.
Joe Atick - Identix - President & CEO
Jay, in any program that I have seen around the world regarding National ID or identity management, there is a lot of business flow. There is a lot of business flow work that has to be done in order for you to distribute the capability to allow a country of tens of millions of people to not only have a unique identity and unique credentials that prove their identity but their government services, the ability — these systems (indiscernible) don’t stand alone. They have to fit into their national benefits, the voting registration benefits. We are not the experts in building voter registration systems that tally the different voter votes coming in from different districts that implement the business tools for these people. So if you look at the identity problems faced by the world, biometrics is a very important component in it but there is a lot more related to the business work flow that the system integrators have the expertise.
Bob LaPenta - Viisage Technology Inc. - Chairman
Now, having said that, the conversation has taken a strange twist. I mean we have a tremendous amount of capability here. And if the primes want that capability, they want to work with us, they can. But I have got to tell you honestly, there may be opportunities where we have all of the components to prime and the Lockheeds and the Northrops and Unisyses and the GEs and the IBMs don’t have our capability and they may say you know what, you do this and we’ll do that, we will team. It is not a dirty word to say that we have a lot of capability and in some opportunities we can prime them. I don’t think there is any problem with that.
Bernard Bailey - Viisage Technology Inc. - President & CEO
And I will just close by saying at the end of the day, once again, it is about the customers. It is about how the customer buys the best solution (inaudible) end-users and that is what we’re going to do is make sure that that’s where our focus is and that we are putting together that capability to do that and that set of partnerships to do that.
Jay Meyer - (Indiscernible) Equity Research - Analyst
I understand. So it sounds like you are describing your solution as a component within a much larger solution that spans many, many different, very enormous applications and I have been looking at it as a complete solution in and of itself. But apparently that is not an appropriate view.
Bernard Bailey - Viisage Technology Inc. - President & CEO
That’s right. The important point is that’s the way the customer defines it.

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Jan. 12. 2006 / 9:00AM, VISG — Viisage/Identix Merger Announcement Conference Call
Jay Meyer - (Indiscernible) Equity Research - Analyst
I understand. Well coming back down to 5000 feet, let me ask you one other question about your stock buyback discussion in the press release. Do you have a target number of shares or can you give us some color around that, when it will start and what your kind of thinking about trying to accomplish there?
Bob LaPenta - Viisage Technology Inc. - Chairman
Well the lawyers — they are always very active but they tell me I can’t talk a lot about that. But let me say in the near future, we would be looking at doing something and the share buyback I would hope would be in the 8 million share range.
Jay Meyer - (Indiscernible) Equity Research - Analyst
And does your speculation about second half GAAP profitability assume some share buyback?
Bernard Bailey - Viisage Technology Inc. - President & CEO
No.
Jay Meyer - (Indiscernible) Equity Research - Analyst
I guess it doesn’t matter. I’m sorry. That was a ridiculous question, wasn’t it? Well, on that sour note, I’m going to back off. Thank you very much.
Bob LaPenta - Viisage Technology Inc. - Chairman
Thank you.
Operator
Dick Ryan, Feltl.
Dick Ryan - Feltl - Analyst
Good morning. You talked about the management strengths, the experience there and how well-connected management is but can you talk a little bit about the Board makeup? Obviously you have got people with good connections to the federal sector there but are you looking from the current pool or would you be adding some expertise to the Board as well?
Bob LaPenta - Viisage Technology Inc. - Chairman
We will be adding some expertise to the Board as well. I have a candidate — I announced George [Tanant] and when I did that I said I would be announcing another candidate shortly. I am prepared to do that but this transaction I just wanted to see how it worked out once the ultimate Board composition was going to be. We’re going to take the best and there is going to be one new player. And it is going to be a very functional Board with very strong people.

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Dick Ryan - Feltl - Analyst
Thank you.
Operator
[Amy Na], JPMorgan.
Amy Na - JPMorgan - Analyst
Hi, gentlemen. It’s Amy Na for Paul Coster. One follow-up question regarding the Registered Traveler program. Bob, I think you mentioned $400 to $500 million annual revenue opportunity for that. Can you give us a bit more detail as to how you get to that estimate?
Bob LaPenta - Viisage Technology Inc. - Chairman
Yes. We met with a credit card company to be unnamed and in this particular opportunity and this actually goes back to even another question, which was the prime and sub role. Now this credit card company is enormous and if we go there, we say we have a turnkey solution, we do. But they are going to say well what about an international service network and what about providing kiosks around not only the United States but around the world and what about — I know you guys are strong and you have 100 million in cash and you’re a very strong company but I like IBM. But anyway. To get you on the metrics here, let’s just say take for argument’s sake that there are somewhere between 50 and 70 million credit cards in this organization. If we were able to offer an easy — I call it an easy pass. This is going to be a program where there’s either going to be separate lanes established in an airport or you are going — it is going to be go to the front of the lane kind of thing, almost like the platinum card at Hertz. Go to the front of the line.
Now if you were still 50 to 70 million and you assumed just 10% of the people want to do this at somewhere between $75 and $100 a pop, that is an annual revenue stream right there of 500 to 700 million.
Amy Na - JPMorgan - Analyst
So the assumption then is obviously it is well beyond the TSA’s program with the U.S. airports. You are assuming this expands globally on a massive scale to get to those kind of numbers?
Bob LaPenta - Viisage Technology Inc. - Chairman
Yes. It is a different model than TSA and actually TSA is asking industry for what the model should be. But I have got to tell you, they are looking for a major card company to participate.
Operator
Keith LaRose, Bradley, Foster & Sargent.

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Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Keith LaRose - Bradley, Foster & Sargent - Analyst
Good morning, gentlemen. The combined entities, can you give some color as to and if you — I’m sure you have given some thought to the R&D focus and whether pro forma R&D is going to be flat, up or down and maybe some color on where you see the highest priority as far as receiving R&D dollars?
Bob LaPenta - Viisage Technology Inc. - Chairman
The nice thing about this is I think Identix and Viisage have spent a lot of money in R&D, getting a product portfolio and document solution that they felt adequately addressed the market. So I think we are at a particularly good stage at Identix where Joe has talked every quarter about his efforts in R&D. They have a very high percentage of R&D as a percentage of sales. I think probably one of the highest in the space. And Viisage you know spends a lot of money — really a lot of their R&D goes toward the facial space. So we don’t see any big effort or any big hole in this product portfolio that we now have to go out and do any type of accelerated R&D on. In fact, most of the major efforts have been completed. But I will let each of the two gentlemen here give you a little bit more color on specifically what areas they see continued spending on.
Joe Atick - Identix - President & CEO
Keith, this is Joseph Atick. One area where I think we are going to start seeing realization of the synergy is an area where some of our R&D people are transforming into solution delivery people. And for me, solution delivery is actually a revenue generating engine unlike the R&D, which is an investment and a cost to the organization. So I think, as Bob has mentioned, both entities over the last five years have had significant R&D expenditure. We are at a point where we think our portfolio from a core investment is complete or close to being complete.
Moreover, we think we have done it in a smart way over the last five years by building a platform, which means we don’t have to be reinvesting whenever there is a new market opportunity. We can take the components that we have and put them together to build the total and new solutions are coming to the marketplace. But the talent that we have built over the years is not a talent that we’re going to squander. These people are going to be very, very instrumental in giving us that differentiation in the marketplace by having them become the solution delivery people that understand the technology and understand the customer problems and are able to efficiently help the customer and the system integrator on a paid basis to develop the solution.
Bob LaPenta - Viisage Technology Inc. - Chairman
Thank you, Joe. Bernard.
Bernard Bailey - Viisage Technology Inc. - President & CEO
Well I would just — I think Joseph mentioned it very well there and I would also tell you just having been through watching this transpire and (indiscernible) been a part of that executive team and that transformation that that is very, very much mapped against the same type of model that Joseph just outlined there. And that is what is exciting because it provides the value to the customer and gets the right expertise on top of their problem.
Keith LaRose - Bradley, Foster & Sargent - Analyst
And actually I’ll pass on the next on. I thank you very much, gentlemen.

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FINAL TRANSCRIPT

Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Bob LaPenta - Viisage Technology Inc. - Chairman
Thank you.
Bernard Bailey - Viisage Technology Inc. - President & CEO
Thank you very much.
Operator
With time restrictions, there are no more time for question. So I will turn the call back over to Robert LaPenta for closing comments.
Bernard Bailey - Viisage Technology Inc. - President & CEO
This is Bernard. Let me just say a few things here and then I’m going to turn it over to Joseph also. Bob started the call by mentioning how excited we are and I will tell you this from my perspective and the Viisage perspective and our executive team is really a culmination of a very, very exciting journey that we have been on for the last three and a half years as an executive team. We outlined this kind of direction as an identity solution play 3.5 years ago and when Bob came in from the L-1 team, we said that this was going to help us accelerate it. Certainly this has accelerated it probably beyond anybody’s wildest dreams at this point. But the reason we did it is because this is where the market is going. A lot of the things that we have talked about since 2001, 2002, they are really coming into reality now and starting to become funded programs. And this is exactly the type of company that needs to be put together to address these problems. And that is very, very exciting from our perspective and it should be to all of our shareholders going forward. Joseph.
Joe Atick - Identix - President & CEO
I will echo Bernard’s excitement in this journey. It is a journey that did not start for me until last year, the last two years. It has been 15 years where we went from concept to market validation and now we’re entering into a phase where scale matters, where breadth and depth matters and I think the depths of the talent is as much as it is important as the depths of the offering that we have to the customer. This combined entity is going to differentiate itself in best of breed in every aspect of our business. Bob’s experience combined with Bernard’s combined with mine combined with the people that are coming together in this pool makes this company unparalleled, not just in the biometric industry but in my opinion looking at the global, high-technology platform world. Seeing this convergence is a milestone in this journey. So I am very excited that Bob is our leader. I’m very excited that we are all coming together in this forum. Bob.
Bob LaPenta - Viisage Technology Inc. - Chairman
I wish I had just taped what Joe said. I think that is a great summary. And we thank you for your interest and your questions and we are excited. The key here is going to be to execute. There is no question we have incredible technology. We fill a lot of the blocks as far as what you need to be successful in this space but now we have got to go execute. And that is what we are going to go do.
Joe Atick - Identix - President & CEO
Thank you very much.

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FINAL TRANSCRIPT

Jan. 12. 2006 / 9:00AM, VISG - Viisage/Identix Merger Announcement Conference Call
Bernard Bailey - Viisage Technology Inc. - President & CEO
Thank you very much.
Bob LaPenta - Viisage Technology Inc. - Chairman
Have a good day.
Operator
Thank you for today’s presentation. This has concluded our presentation. You may now disconnect and have a wonderful day.

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